EXHIBIT 3.1

CERTIFICATE OF AMENDMENT PURSUANT TO NRS 78.385 AND 78.390

Certificate of Amendment to Articles of Incorporation For
Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)
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1. Name of corporation: Semotus Solutions, Inc.

2. The articles have been amended as follows: Article IV has been amended to increase the number of authorized shares of common stock from fifty million (50,000,000) to one hundred million (100,000,000) shares of $0.01 par value each.

3. The vote by which the stockholders holding shares of the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 88%

4. Effective date of filing: (optional)

5. Officer signature: /s/ Taliesin Durant, Secretary